Financial and Market Dynamics September 2015 Exhibit 99.4

DISCLAIMER
FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing,
mortgage
and
other
interest
rates,
housing
affordability
and
supply,
the
levels
of
foreclosures
and
home
resales,
currency
exchange
rates,
and
builder
and
consumer
confidence.

DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,”
“outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking
statements
are
based
on
the
company’s
current
expectations,
estimates
and
assumptions
and
because
forward-looking
statements
address
future
results,
events
and
conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties
and
other
factors
may
cause
actual
results,
performance
or
other
achievements
to
differ
materially
from
the
anticipated
results,
performance
or
achievements
expressed,
projected
or
implied
by
these
forward-looking
statements.
These
factors,
some
of
which
are
discussed
under
“Risk
Factors”
in
Section
3
of
the
Form
20-F
filed
with
the
Securities
and
Exchange
Commission
on
21
May
2015,
include,
but
are
not
limited
to:
all
matters
relating
to
or
arising
out
of
the
prior
manufacture
of
products
that
contained
asbestos
by
current
and
former
company
subsidiaries;
required
contributions
to
AICF,
any
shortfall
in
AICF
and
the
effect
of
currency
exchange
rate
movements
on
the
amount
recorded
in
the
company’s
financial
statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company
operates;
the
consequences
of
product
failures
or
defects;
exposure
to
environmental,
asbestos,
putative
consumer
class
action
or
other
legal
proceedings;
general
economic
and
market
conditions;
the
supply
and
cost
of
raw
materials;
possible
increases
in
competition
and
the
potential
that
competitors
could
copy
the
company’s
products;
reliance
on
a
small
number
of
customers;
a
customer’s
inability
to
pay;
compliance
with
and
changes
in
environmental
and
health
and
safety
laws;
risks
of
conducting
business
internationally;
compliance
with
and
changes
in
laws
and
regulations;
the
effect
of
the
transfer
of
the
company’s
corporate
domicile
from
the
Netherlands
to
Ireland,
including
changes
in
corporate
governance
and
any
potential
tax
benefits
related
thereto;
currency
exchange
risks;
dependence
on
customer
preference
and
the
concentration
of
the
company’s
customer
base
on
large
format
retail
customers,
distributors
and
dealers;
dependence
on
residential
and
commercial
construction
markets;
the
effect
of
adverse
changes
in
climate
or
weather
patterns;
possible
inability
to
renew
credit
facilities
on
terms
favorable
to
the
company,
or
at
all;
acquisition
or
sale
of
businesses
and
business
segments;
changes
in
the
company’s
key
management
personnel;
inherent
limitations
on
internal
controls;
use
of
accounting
estimates;
and
all
other
risks
identified
in
the
company’s
reports
filed
with
Australian,
Irish
and
US
securities
regulatory
agencies
and
exchanges
(as
appropriate).
The
company
cautions
you
that
the
foregoing
list
of
factors
is
not
exhaustive
and
that
other
risks
and
uncertainties
may
cause
actual
results
to
differ
materially
from
those
referenced
in
the
company’s
forward-looking
statements.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
are
statements
of
the
company’s
current
expectations
concerning
future
results,
events
and
conditions.
The
company
assumes
no
obligation
to
update
any
forward-looking
statements
or
information
except
as
required
by
law.

U.S. MARKETPLACE Page 4

ECONOMY HAS STABILIZED
Source: Bureau of Economic Analysis
Source: U.S. Bureau of Labor Statistics
GDP GROWTH
INFLATION
Overall economy has stabilized
and is in a slow but steady recovery
-3%
-2%
-1%
0%
1%
2%
3%
4%
5%
6%

KEY INDICATORS POINT TO SOME VOLATILITY Source: World Bank Source: Yahoo! Finance Oil Prices - Price per Barrel ($USD) S&P 500 Oil prices and equity markets have displayed volatility Page 6

$9.40
$9.60
$9.80
$10.00
$10.20
$10.40
$10.60
$10.80
Real Average Hourly Earnings
Unemployment
Rate
-
Seasonally
Adjusted
EMPLOYMENT SUPPORTS HOMEOWNERSHIP
0%
2%
4%
6%
8%
10%
12%
Source: U.S. Bureau of Labor Statistics
Unemployment back to pre-recession rates while wage inflation is starting to emerge
Source: U.S. Bureau of Labor Statistics
Inflation Rates

CONFIDENCE
Overall consumer confidence and real estate confidence are strong
Source: OECD August 2015, Confidence Index
Real Estate Confidence Index
Current Conditions as of June 2015
(50=“Moderate” Conditions)
Single-family
Townhome
Condominium
0
10
20
30
40
50
60
70
80
2008
2009
2010
2011
2012
2013
2014
2015
73
53
48
Overall Consumer Confidence
Source: Report on the June 2015 Survey, National Association of Realtors

CONSUMER SPEND
Source: U.S. Bureau of Labor Statistics
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2006
2007
2008
2009
2010
2011
2012
2013
Food
Shelter
Other Housing
Transportation
Healthcare
Insurance/Pensions
Entertainment
All other
CONSUMER SPEND
Shelter as a % of spend is stable. Total consumer spend is up 5% CAGR since 2006.

ELIGIBLE HOME BUYERS EXIST
Source: U.S. Census Bureau
Source: U.S. Census Bureau
Pent-up demand continues…
~20% of U.S. population between 20-34. ~30% living at home is historic high.
% of U.S. Population by Age, 2013
Percentage of 18-34 Year-Olds Living with Their Parents

DEMAND OUTPACING SUPPLY Source: U.S. Census Bureau Supply is relatively low vs. historical rates Months of Supply at Current Sales Rate Total Number of Households Page 11

FINANCING
Source: Federal Reserve
30-year Mortgage Rate
Borrower FICO Score at Origination
Sources: CoreLogic
Servicing and Urban Institute, April 2015
Note: Purchase-only loans.
Minimum FICO score for a mortgage has increased significantly while mortgage rates are low

HOME OWNERSHIP PROFILE
0
50
100
150
200
250
Source: S&P Dow Jones Indices
Source: Zillow Real Estate Research
S&P/Case-Shiller
20-City Composite Home Price Index
Percent of Owner-Occupied Homes
with a Mortgage in Negative Equity (U.S.)
Home prices are improving as are owners’ financial positions, which should cause home ownership turnover

NEW CONSTRUCTION VS. EXISTING HOME SALES
New Construction as a % of Home Sales
Source: National Association of Realtors and U.S. Census Bureau
New construction continues to gain momentum as a percent of total home sales

MILLENNIALS
Households
2013 in millions
Millennials are a source of pent-up demand in the housing sector
Student Loan Debt
Source: JCHS Tabulation of Federal Reserve Board
Source: JCHS Tabulation of U.S. Census Bureau

SLOW AND STEADY RECOVERY HOUSING PERMITS Source: U.S. Census Bureau Starts continue to trend below historic average of 1.5M per year Page 16

STARTS FORECAST 2016 Forecasted Housing Starts Source: Dodge, Fannie Mae, Freddie Mac and MBA Starts forecasted to be 1.1M in 2015 and 1.3M in calendar year 2016 Page 17

0
20
40
60
80
100
120
140
160
180
MULTI-FAMILY OUTPACING SINGLE-FAMILY
Source: U.S. Census Bureau
Housing
Starts
-
1
unit
HOUSING STARTS
000s Homes
Housing
Starts
-
5
or
more
units
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Multi-family starts are growing at a faster rate than single-family starts

MULTI-FAMILY TREND LIKELY TO CONTINUE
0
50
100
150
200
250
Housing Affordability Index
Source: National Association of Realtors
Source: U.S. Census Bureau
Today’s younger households are increasingly
likely to have characteristics associated with
lower homeownership rates
Change in share of 25-34 year-old households 2003-13 (percentage points)
Source: JDHS tabulations of U.S. Department of Housing and Urban
Development  HUD), American Housing Surveys
Under
$30,000
$30,000
-74,999
$75,000
and Over
Not
Married
Married
Minority
White
Income
Household Type
Race/Ethnicity
10
8
6
4
2
0
-2
-4
-6
-8

REPAIR AND REMODEL MARKET
0
10
20
30
40
50
60
70
Source: National Association of Home Builders
Source: U.S. Census Bureau
Average Age = 40 Years
Remodeling continues to be a strong segment of growth
Age of Housing Stock
NAHB Remodeling Market Index
7.8%
13.9%
12.2%
16.2%
19.7%
16.0%
14.4%
<10 Years
11-20 Years
21-30 Years
31-40 Years
41-50 Years
51-60 Years
>61 Years

REPAIR AND REMODEL MARKET
Source: Hanley Wood
Repair and Remodel market continues to show strength through the recovery
Hanley Wood R&R Siding Project Growth
Home Depot and Lowe’s
Same Store Comparable Sales
Source: Company Filings

JH PERFORMANCE Page 22

CURRENT MARKET SHARE LANDSCAPE
North America Siding Market Share
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
National Association of Homebuilders
(NAHB) serves as our main source for
market share measurement as it
provides the following:
•
Siding used in residential dwelling
applications
•
Square feet as unit of measurement
•
Geographic detail allowing alignment
to organizational structure
•
Segmentation between single-family,
multi-family and repair & remodel

WOOD-LOOK MARKET LANDSCAPE
Past
Continued focus on gaining share in the wood-look market
Present
Future

Source:
Internal
estimates
based
on
NAHB
product
usage
data
adjusted
for
regional
market
intelligence

VINYL SHARE CONTINUES TO DECLINE
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
US Vinyl Market Share Estimate
•
While
vinyl
continues
to
be
the
volume-leader
in
siding,
market
share
has
continued
to
steadily
decline.
•
With the wood-look market
maintaining 65-70% market
share, vinyl’s decline is the result
of gains by fiber cement and
wood.

COMPETITIVE FIBER CEMENT
M
A
A*
A
N
JH
JH
JH*
JH
JH
JH
JH
JH
JH
=
James
Hardie
Plant
A
=
Allura
Plant
N
=
Nichiha
Plant
M
=
MaxiTile
Plant
* = Notates Idled Plant
Competitive fiber cement plants ran at
~40% capacity in 2014
•
Allura
/ Maxitile
estimated capacity at ~35%
•
Nichiha
estimated capacity at ~60%
Though competitors have ample capacity to expand in the fiber cement category,
James Hardie continues to maintain its category leadership
*Allura
/ Maxitile
owned by Elementia
Fiber Cement Category Market Share
JH
Source: Elementia financial filings and internal James Hardie estimates

JAMES HARDIE GROUP AND U.S. & EUROPE SALES AND EBIT PERFORMANCE Due to strong operational performance, EBIT growth and margin are in line with expectations Page 27

NOPAT AND EPS PERFORMANCE NOPAT and EPS Growth continue to increase Page 28

OPERATIONAL CASH FLOW AND CAPEX
Investments in NA and APAC capacity during FY15 largely completed.  CapEx to return to primarily maintenance levels for FY16 and near term
FY11
FY12
FY14
FY15
FY13

CAPACITY
–
ANNUAL
DESIGN
Historically, our disclosed capacity is
based on running a standard 5/16
th
inch medium standard product:
–
No accepted industry standard exists for
the calculation of our fiber cement
manufacturing facility design and
utilization capacities
–
Based on management’s historical
experience with our production process
–
Good at standardizing capacity additions
for comparative purposes
–
Not reflective of actual capacity based
on product mix, which is impacted by
product size, thickness, and density
Plant Location
Owned/Leased
Design Capacity
(mmsf)
Cleburne, Texas
Owned
466
Incremental capacity
200
Peru, Illinois
Owned
560
Plant City, Florida
Owned
300
Incremental capacity
300
Pulaski, Virginia
Owned
600
Reno, Nevada
Owned
300
Tacoma, Washington
Owned
200
Waxahachie, Texas
Leased
360
Fontana, California
Owned
250
Summerville, South Carolina
Owned
190
Total U.S. Network
~3,700
To evaluate capacity, utilization levels, and when incremental capacity will be needed, capacity utilization is determined by using machine hours

CAPACITY –
GROSS HOURS
Capacity Utilization Determined by Machine
Hours of Active Capacity
Active Capacity
% Utilization
Cleburne, Texas
Peru, Illinois
Plant City, Florida
Pulaski, Virginia
Reno, Nevada
Tacoma, Washington
Waxahachie, Texas
Fontana, California
Idle Capacity
Cleburne,
TX
New
Plant City, FL
New
Summerville, SC
Idle
Actual
Machine
Hours
Total
Active
Available
Hours
Capacity
Utilization
72% utilization based on gross hours as of 1Q16
72%

SHAREHOLDER RETURNS 31% average annual Total Shareholder Return since FY10 Page 32

DIVIDENDS PAID PER SHARE Remain committed to Ordinary Dividend within the Defined Payout Ratio Page 33

SUMMARY
•
U.S. housing market continues modest recovery, albeit at a historically slower pace
•
FY2016 continues to be in line with our guidance provided at the August
Q1 FY16 result call, including the assumptions and discussion of:
•
Volume and PDG
•
Average Selling Price and Sales
•
Margins
•
Balance Sheet and Capital Allocation

QUESTIONS Page 35